SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S/A
(Publicly-held Company)
CNPJ/MF 02.558.132/0001-69 NIRE 533 0000580 0

RELEVANT FACT

Tele Centro Oeste Celular Participações S.A. ("TCO"), hereby informs to the public, in the manner and for the purposes set forth in CVM Instruction no. 358/02, that the Board of Directors of the Company has approved the start-up of the project for merger of its wholly-owned subsidiaries, which are the following Personal Mobile Service operators: Teleacre Celular S.A., Telegoiás Celular S.A., Teleron Celular S.A. and Telems Celular S.A. (hereinafter collectively referred to as "OPERATORS"), enrolled with the CNPJ /MF under numbers 02.332.982/0001-44, 02.341.506/0001-90, 02.337.949/0001-07 and 02.331.492/0001-23, respectively.

This corporate transaction has the purpose of deriving financial and operating benefits, among others, from the reduction in administrative, audit and publishing costs, as well as rationalization of accounting and corporate processes.

The intended restructuring will be carried out in conformity with the following stages:

1st - External Approval – The proposal for change in the share control, as well as transfer without unification of the Instruments of Authorization for the Personal Mobile Service or consolidation of the pertinent businesses of the OPERATORS into TCO, under the terms of Resolution 321/02 of the General Plan of the SMP (Personal Mobile Service) Authorizations and of articles 98 and 136 of the General Telecommunications Act – LGT, will be submitted to the National Telecommunications Agency – Anatel.

2nd – Internal Approvals – The Board of Directors and the Audit Committee of TCO, after the issuance of a favorable opinion by ANATEL for the transaction, will review the Accounting Report of appraisal of the merged company's equity, its balance sheet, Protocol of Merger and the Merger Proposal, in general, which after having been approved by them will be submitted to the General Meeting of Shareholders of the Company for their approval, as provided for in the Joint-Stock Corporations Act.

Remarks :

  The corporate transaction will not entail any change in the share control of TCO.
  The General Meeting of Shareholders to be held with the purpose of appraising and making resolutions on the restructuring proposal herein advised will be timely called through a Call Notice, with due regard to the pertinent legal and statutory terms.
  The company's management, in compliance with the applicable laws, will cause the final terms and conditions of this transaction to be published, as soon as they are determined.

The Company further informs that, under the terms of item VII, sole paragraph of article 2 of CVM Instruction no. 358/02, it has approved the favorable vote of its executive committee at the Special Meetings of Shareholders which may adopt resolutions concerning the merger of Telemat Celular S.A., a Personal Mobile Service ("SMP") operator, in Region II of the General Plan of SMP Authorizations, enrolled with the CNPJ/MF under no. 02.340.817/0001-34 into TCO-IP S.A., a joint-stock corporation, enrolled with the CNPJ/MF under no. 04.225.487/0001-61, aiming at reducing the number of TCO's wholly-owned subsidiaries, generating financial and operating benefits from the reduction in administrative, audit and publishing costs, as well as rationalization in accounting and corporate processes, among other things. The Company further informs that it has also authorized its Executive Committee to proceed to all necessary acts in order to implement this proposal, including, however being not limited to, the request for transfer of the Instrument of Authorization PVCP/SPV no. 009/2003 – Anatel and the amendment to the Articles of Incorporation of TCO-IP.

Brasília - DF, March 28, 2005.

Tele Centro Oeste Celular Participações S.A.
Arcádio Luís Martínez García
Investor Relations Officer

Site: www.vivo.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.